January 31, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Attention:  H. Roger Schwall, Assistant Director, Office of Natural Resources

Re:                           Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-215458) of Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Partnership”)

Ladies and Gentlemen:

As representatives of the several underwriters of the Partnership’s proposed initial public offering of common units representing limited partner interests, we hereby join the Partnership’s request for acceleration of effectiveness of the above-referenced registration statement to 4:00 p.m. (Washington, D.C. time) on February 2, 2017, or as soon thereafter as is practicable, unless the Partnership notifies you otherwise prior to such time.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the initial public offering, dated January 25, 2017, through the date hereof:

Preliminary Prospectus dated January 25, 2017

992 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advises that they have complied, will continue to comply, and that each participating underwriter has informed the undersigned that it has complied, and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.
RBC CAPITAL MARKETS, LLC
STIFEL, NICOLAUS & COMPANY, INCORPORATED
As Representatives of the several underwriters

RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Harris Bentsen Falb
	Name:	Harris Bentsen Falb
	Title:	Vice President

RBC CAPITAL MARKETS, LLC

By:	/s/ Jerad Bloom
	Name:	Jerad Bloom
	Title:	Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Justin P. Bowman
	Name:	Justin P. Bowman
	Title:	Managing Director

SIGNATURE PAGE

ACCELERATION REQUEST LETTER